Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 100 North Tryon Street / 42nd Floor / Charlotte, NC 28202-4007 Tel: 704.417.3000 Fax: 704.377.4814 www.nelsonmullins.com	B.T. Atkinson Tel: 704.417.3039 bt.atkinson@nelsonmullins.com

March 4, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:	Christian Windsor
Special Counsel
Office of Financial Services

Re:	Carolina Financial Corporation
Registration Statement on Form S-4
Filed February 9, 2016
File No. 333-209440

Ladies and Gentlemen:

This letter is provided on behalf of Carolina Financial Corporation (the “Company,” “Carolina Financial,” “we,” or “our”) in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) dated February 25, 2016, with respect to the Company’s Registration Statement on Form S-4 filed February 9, 2016 (File No. 333-209440). This letter is being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Commission’s comments below, followed by the corresponding responses of Carolina Financial.

Cover Page

1.	Please disclose on the cover page a representative value of the aggregate merger consideration, including the stock price of each company as of the latest practical date.

The Company has revised the cover page of the proxy statement/prospectus to include the requested disclosure.

With offices in the District of Columbia, Florida, Georgia, Massachusetts, New York, North Carolina, South Carolina, Tennessee and West Virginia

Alexandra M. Ledbetter

March 4, 2016

2.	We note your disclosure on page 1 that if Carolina Financial’s stock price falls below a certain floor, subject to certain conditions, Carolina Financial will have the option of increasing the consideration payable to Congaree shareholders by increasing the exchange ratio. Please revise your disclosure on the cover page to state that the completion of the merger is subject to a floor price which, if reached prior to completion of the merger, could result in more Carolina Financial shares being issued or the merger being terminated.

The Company has revised the disclosure on the cover page of the proxy statement/ prospectus to include the requested disclosure.

Summary, page 5

3.	Please disclose in the Summary section that if Congaree’s shareholders equity falls below $13,570,000, without giving effect to expenses incurred in connection with the merger or accumulated other comprehensive income, Carolina Financial will have the option of terminating the merger. Please also disclose this measure as of the latest practicable date.

The Company has added the subsection entitled “Conditions to Consummation (page ___)” on page 8 of the proxy statement/prospectus, which includes the requested disclosure.

4.	We note from Section 7.9(g) of the Agreement and Plan of Merger that each of Congaree’s executive officers and directors will enter into a shareholder support agreement. Please disclose in the Summary section, if true, that each of Congaree’s executive officers and directors has agreed to vote his or her Congaree shares in favor of the merger.

The requested disclosure is included on page 7 of the proxy statement/prospectus under the heading “Congaree’s Record Date and Voting (page __)”.

5.	Please disclose in the Summary section the effect of the merger on Congaree preferred stock. For instance, we note from page 5 of the investor presentation filed as an exhibit to the Form 8-K filed on January 22, 2016, that Carolina Financial will assume $1.6 million of Congaree preferred stock.

The Company has added the subsection entitled “Effect of the Merger on Congaree Preferred Stock” on page 6 of the proxy statement/prospectus, which includes the requested disclosure.

Alexandra M. Ledbetter

March 4, 2016

6.	Where you disclose the effect of the merger on Congaree warrants and stock options, please clarify whether these securities are held exclusively by directors and officers of Congaree. Make conforming changes to your disclosure beginning on page 42, as appropriate.

The Company has revised the disclosures on pages 6 and 44 of the proxy statement/prospectus to include the requested disclosure.

Proposal No. 1 – The Merger

Important Federal Income Tax Consequences, page 45

7.	The discussion in this section is inconclusive inasmuch as it encompasses the possibility of the merger qualifying as a reorganization under Section 368(a) of the Internal Revenue Code as well as the possibility of the merger not qualifying under that provision of the Code. Moreover, the anticipated tax consequences of the transaction appear to be material under Item 601(b)(8) of Regulation S-K. In this regard, we note your reference on page 27 to the Congaree board’s belief that the transaction would be tax-free to Congaree shareholders with respect to the stock consideration received. As such, please obtain and file a tax opinion as an exhibit to your registration statement. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 (CF), which is available on our website. Make conforming changes to your disclosure on page 2.

The Company has revised the disclosures on pages 2 and 28 of the proxy statement/prospectus and added a new risk factor on page 16 to address the Commission’s comment. Smith Moore Leatherwood LLP, counsel to Congaree Bancshares, Inc., has provided a tax opinion with respect to the transaction, which is included as Exhibit 5.1 to Amendment No. 1 to the Form S-4.

Exhibits

8.	Although your Exhibit Index indicates that the consent of BSP Securities, LLC is included in BSP’s fairness opinion attached as Appendix C, we are unable to locate a clear statement as to the firm’s consent to be named in the registration statement. Please obtain and file such a consent from BSP.

The consent of BSP Securities, LLC to be named in the registration statement has been filed as Exhibit 99.2 to Amendment No. 1 to the Form S-4.

Alexandra M. Ledbetter

March 4, 2016

If you have any questions or comments related to these responses, please contact me at (704) 417-3039.

Sincerely,

/s/ B.T. Atkinson

B.T. Atkinson

cc:	Alexandra M. Ledbetter Attorney-Adviser, U.S. Securities and Exchange Commission Jerold L. Rexroad President and Chief Executive Officer Carolina Financial Corporation